SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-35464

Caesarstone Ltd.

(Translation of registrant’s name into English)

Kibbutz Sdot Yam

MP Menashe

Israel 3780400

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On October 21, 2026, Caesarstone Ltd. (the "Company") furnished a notice of meeting, proxy statement and proxy card for its 2026 Annual General Meeting of Shareholders to be held on November 25, 2026 (the "Meeting"). Following a request by a shareholder holding sufficient voting rights in the Company pursuant to Section 66(b) of the Israeli Companies Law, 5759-1999 (the "Companies Law"), and the Israeli Companies Regulations (Notice and Announcement of a General Meeting and a Class Meeting in a Public Company and the Addition of an Item to the Agenda), 5760-2000 (the "Notice Regulations"), the Company's Board of Directors approved adding to the Meeting agenda the re-election of Dr. Ariel Halperin as a director, in place of the election of Mr. Aviv Ben Horin, who has withdrawn his candidacy.

Accordingly, Proposal No. 1 has been revised to provide for Dr. Halperin’s re-election, Proposal No. 5 has been revised to include Dr. Halperin among the directors to receive option grants, and Proposal No. 6 has been revised to remove Mr. Ben Horin. In addition, related disclosures, including with respect to the composition of the Board following the Meeting and the continuation of Dr. Halperin’s compensation under the Management Agreement, have been revised to conform to his candidacy. In accordance with the Companies Law and the Notice Regulations, the addition of an item to the agenda of an already-convened general meeting pursuant to a shareholder request does not affect the date of the original notice of the Meeting or the record date set forth in the original proxy statement. Accordingly, the notice date of October 21, 2026 and the record date of October 20, 2026 remain unchanged and in full force and effect.

The Company hereby furnishes an updated notice and proxy statement and an updated proxy card, attached as Exhibits 99.1 and 99.2, respectively, which reflect these changes. The date, time and place of the Meeting and the record date remain unchanged.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Files Nos. 333-180313, 333-210444, 333-251642 and 333-295843).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: November 3, 2026	By:	/s/ Nahum Trost
Name: Nahum Trost
Title: Chief Financial Officer